No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c)

OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING AN EXEMPTION

FROM SECTION 12(d)(3) OF THE INVESTMENT COMPANY ACT OF 1940

MAIN STREET CAPITAL CORPORATION

1300 Post Oak Boulevard

Suite 800,

Houston, Texas 77056

(713) 350-6000

All Communications, Notices and Orders to:

Jason B. Beauvais

Vice President, General Counsel and Secretary

Main Street Capital Corporation

1300 Post Oak Boulevard

Suite 800

Houston, Texas 77056

(713) 350-6000

Copies to:

Steven B. Boehm, Esq.

Harry S. Pangas, Esq.

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

December 30, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of:

MAIN STREET CAPITAL CORPORATION	APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING AN EXEMPTION FROM THE PROVISIONS OF SECTION 12(d)(3) OF THE INVESTMENT COMPANY ACT OF 1940

1300 Post Oak Boulevard
Suite 800
Houston, Texas 77056
(713) 350-6000

File No. 812-

Investment Company Act of 1940

I.              INTRODUCTION

Main Street Capital Corporation (the “Company”), a Maryland corporation operating as an internally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”)(1) under Section 54(a) of the Investment Company Act of 1940, as amended (the “1940 Act”), hereby applies for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the 1940 Act(2) granting an exemption from the provisions of Section 12(d)(3) to the extent necessary to permit the Company to continue to hold its equity interest in Main Street Capital Partners, LLC (“Partners”), a wholly owned subsidiary of the Company, when Partners

(1)  Section 2(a)(48) of the 1940 Act defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act, makes available significant managerial assistance with respect to the issuers of such securities and has elected to be subject to the provisions of Sections 55 through 65 of the 1940 Act.

(2)  Unless otherwise indicated, all section and rule references herein are to the 1940 Act or the rules adopted thereunder.

is required to register as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

As more fully described herein, Partners will be required to register as an investment adviser with the Commission as a result of the need for the Company to transfer an investment sub-advisory agreement (the “Sub-Advisory Agreement”) under which it will serve as an investment sub-adviser of Business Development Corporation of America (“BDCoA”), an entity that intends to elect to be regulated as a BDC under the 1940 Act, to Partners in order to preserve the Company’s status as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).  In addition, Partners may be required to register as an investment adviser under the Advisers Act as a result of the elimination of the “private adviser” exemption from registration thereunder in accordance with the Private Fund Investment Advisers Registration Act of 2010 (the “2010 Act”).

The Company believes the requested relief is in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  As discussed in greater detail below, the Commission has granted relief similar to that being requested herein to Baker, Fentress & Company, PMC Capital Inc., Broad Street Investing Corporation and General American Investors Company, Inc.

II.            THE COMPANY

A.  Organization

The Company was formed in March 2007 for the purpose of (i) acquiring 100% of the equity interests of Main Street Mezzanine Fund, LP, a small business investment company (“SBIC Fund I”), its general partner, Main Street Mezzanine Management, LLC (the “General

Partner”), and its manager and investment adviser, Partners, (ii) raising capital in an initial public offering (the “IPO”), and (iii) thereafter operating as an internally managed BDC under the 1940 Act.  These transactions were consummated in October 2007 and are collectively termed the “Formation Transactions.”

In connection with the Formation Transactions, (i) Partners (which employs all of the executive officers and other employees of the Company) became a wholly owned subsidiary of the Company and (ii) the Company entered into a support services agreement (the “Support Services Agreement”) with Partners.  The Support Services Agreement requires Partners to manage the day-to-day operational and investment activities of the Company.  Partners generally incurs all normal operating and administrative expenses, except those specifically required to be borne by the Company, which principally include costs that are specific to the Company’s status as a publicly traded entity.  The expenses paid by Partners include the cost of salaries and related benefits, rent, equipment and other administrative costs required for the Company’s day-to-day operations.

Partners is reimbursed for its cash expenses associated with providing operational and investment management services to the Company and its consolidated subsidiaries.  As part of the Support Services Agreement, the Company makes payments to cover all cash expenses incurred by Partners, less amounts Partners receives for third-party management, consulting and advisory fees.

In January 2010, the Company consummated transactions (the “Exchange Offer”) to exchange 1,239,695 shares of its common stock for approximately 88% of the total dollar value of the limited partner interests in Main Street Capital II, LP (“SBIC Fund II” and, together with SBIC Fund I, the “SBIC Funds”).  Pursuant to the terms of the Exchange Offer, 100% of the membership interests in the general partner of SBIC Fund II, Main Street Capital II GP, LLC, were also transferred to the Company for no consideration.  SBIC Fund II commenced operations in January 2006 and is an investment fund that operates as a small business investment company. Partners also serves as the manager and investment adviser for SBIC Fund II.

The Company and Partners are directly or indirectly overseen by the Company’s six-member Board of Directors (the “Board”), of whom four are not considered “interested persons” (the “non-interested directors”) and two are considered interested persons (the “interested directors”) of the Company within the meaning of Section 2(a)(19).  In addition, the members of the Company’s and Partners’ management teams are the same individuals.

B.  Business Overview

The Company is a specialty investment company focused on providing customized financing solutions to companies with annual revenues of between $10 million and $100 million.  The Company’s investment objective is to maximize total return by generating current income from debt investments and realizing capital appreciation from equity-related investments.  The Company’s investments generally range in size from $3 million to $20 million.  Through its ability to invest across a company’s capital structure, from senior secured loans to subordinated debt to equity securities, the Company attempts to offer portfolio companies a comprehensive suite of financing solutions, or “one-stop” financing.

The Company’s investments are made through the Company and the SBIC Funds.  Since the IPO, the Company and SBIC Fund I have co-invested in substantially every investment the Company has made.  In addition, approximately 91% of SBIC Fund II’s portfolio investments through September 30, 2010 represented co-investments with the Company and/or SBIC Fund I.(3)  The Company and the SBIC Funds share the same investment strategies and criteria in the lower middle market, although they are subject to different regulatory regimes.

C.  Sub-Advisory Agreement

In the latter part of 2010, the Company was approached by the investment adviser to BDCoA about the Company serving as an investment sub-adviser to BDCoA.  Given that (i) all of the Company’s in-house staff of investment professionals were (and continue to be) employed by Partners and (ii) the investment management fee income that the Company would receive if it were to act as the sub-adviser to BDCoA could cause it to fail to satisfy the source-of-income requirement necessary to maintain its RIC status (which requirement is discussed in detail in the next section below), the Company determined that Partners should enter into such sub-advisory relationship relating to BDCoA.  However, because (i) Partners would have to become a registered investment adviser if it were to act as an investment sub-adviser to BDCoA and (ii) BDCs cannot own securities of a registered investment adviser, the Company decided to enter into the sub-advisory relationship itself and, subject to the receipt of the exemptive relief sought herein and the registration of Partners as an investment adviser under the Advisers Act, then subsequently assign it to Partners.  As a result, the Company entered into the Sub-Advisory Agreement with the investment adviser to BDCoA on October 28, 2010 and, in conjunction therewith, registered as an investment adviser pursuant to Section 203 of the Advisers Act.

D.  Tax Status

The Company has made an election to be treated for tax purposes as a RIC, and intends to

(3)     The Company co-invested with SBIC Fund II in several existing portfolio investments prior to the IPO, but did not co-invest with SBIC Fund II subsequent to the IPO and prior to June 2008.  In June 2008, the Company received exemptive relief from the SEC to allow it to resume co-investing with SBIC Fund II in accordance with the terms of such exemptive relief.

continue to make such election in the future.  As a RIC, the Company generally will not pay corporate-level federal income taxes on any net ordinary income or capital gains that it distributes to its stockholders as dividends.  To maintain its RIC status, the Company must meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of its net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. The Company will satisfy the source-of-income test for purposes of qualifying as a RIC if it derives in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to certain securities, loans, gains from the sale of stock or other securities, net income from certain “qualified publicly traded partnerships,” or other income derived with respect to its business of investing in such stock or securities (income from such sources is referred to herein as “Good RIC Income”).  Importantly, investment management fee income received in connection with the provision of investment advisory services, including the Sub-Advisory Agreement, does not constitute Good RIC Income.  Therefore, in order for the Company to maintain its RIC status and also continue to benefit from the established investment sub-advisory relationship with BDCoA, the Company believes that it is in the best interests of the Company and its shareholders to transfer the Sub-Advisory Agreement to Partners, which has elected to be treated as a taxable entity and is taxed at corporate tax rates based on its taxable income, if any.  The utilization of Partners as a tax “blocker” entity in such a manner is a lawful method of tax planning under the Code, particularly given the fact that Partners will be taxed at corporate tax rates based on the income derived therefrom.

III.           PARTNERS

Partners was formed in October 2002 to act as the manager and investment adviser to

SBIC Fund I, which commenced operations in June 2002 upon the receipt of a small business investment company license by SBIC Fund I.  In November 2005, Partners entered into a management services agreement with SBIC Fund II, which received a small business investment company license in January 2006.

As noted above, pursuant to the Formation Transactions, the Company acquired 100% of the equity interests of SBIC Fund I, the General Partner and Partners in connection with the IPO and entered into the Support Services Agreement with Partners which requires Partners to manage the day-to-day operational and investment activities of the Company and, under that agreement, Partners is reimbursed for its cash expenses associated with providing operational and investment management services to the Company and its consolidated subsidiaries.  As part of the Support Services Agreement, the Company makes payments to cover all cash expenses incurred by Partners, less amounts Partners receives for third-party management, consulting and advisory fees, including from the holders of the minority equity interest in SBIC Fund II.(4)  In addition, Partners has sought and continues to seek investment advisory and other similar business from third-parties.

In connection with its current investment management activities, Partners relies on the exemption from registration set forth in Section 203(b)(3) of the Advisers Act, which provides generally that an investment adviser with fewer than 15 clients is not required to register with the Commission (i.e., the “private adviser” exemption). However, as a result of the elimination of the “private adviser” exemption by the 2010 Act, Partners may be required to register as an

(4)  In connection with the Exchange Offer, the Company acquired 88% of the total dollar value of the limited partner interests in SBIC Fund II.  A portion of the remaining minority equity interest in SBIC Fund II is owned by affiliates of the Company.  As a result, the Company has filed an exemptive application with the Commission seeking an order pursuant to Section 57(c) granting an exemption from the provisions of Section 57(a)(1) to permit it to acquire the portion of the remaining minority equity interest in SBIC Fund II held by affiliates of the Company.

investment adviser under the Advisers Act depending on the facts and circumstances at or around the time of the effective date of the 2010 Act, including, among other things, whether the Company is able to acquire the remaining equity interest in SBIC Fund II that it does not already own (including whether it receives exemptive relief from the Commission to permit it to acquire the remaining equity interest in SBIC Fund II held by affiliates of the Company and the timing thereof) and the dollar amount of its third-party assets under management.

IV.           REASONS FOR REQUEST

Partners’ registration as an investment adviser would permit the Company to transfer the Sub-Advisory Agreement to a wholly owned taxable subsidiary, thereby protecting the Company’s RIC status while ensuring that the investment sub-advisory relationship with BDCoA inures to the benefit of the Company and its shareholders.  If the Company were permitted to transfer the Sub-Advisory Agreement to Partners, the taxation of Partners as a corporate entity would effectively “block” the receipt of investment management income thereunder, which is not Good RIC Income, by the Company.  This structure would permit the Company and its shareholders to continue to benefit from the management fees associated with the sub-advisory relationship with BDCoA without the corresponding risk to the Company’s RIC status.

As noted above, the Company entered into the Sub-Advisory Agreement with the intent of assigning its rights and obligations thereunder to Partners once it had obtained the exemptive relief sought herein and Partners had registered as an investment adviser under the Advisers Act. Although it would have been preferable if the Company had first obtained the exemptive relief sought herein and then caused Partners to (i) enter into the Sub-Advisory Agreement with the investment adviser to BDCoA and (ii) register as an investment adviser under the Advisers Act, the Company was concerned that time involved in obtaining such exemptive relief could jeopardize its ability to consummate the business opportunity presented thereby for it and it shareholders.  As a result, the Company decided to enter into the sub-advisory relationship itself and, subject to the receipt of the exemptive relief sought herein and the registration of Partners as an investment adviser under the Advisers Act, then subsequently assign it to Partners.  If the relief requested hereunder is not granted and the sub-advisory relationship with BDCoA becomes profitable for the Company, the Company will likely be forced to decide between either losing its RIC status or terminating its investment sub-advisory relationship with BDCoA. Either circumstance would be disadvantageous to the Company and its shareholders.

Furthermore, and independent of the transfer of the Sub-Advisory Agreement to Partners, Partners may be required to register as an investment adviser under the Advisers Act as a result of the elimination of the “private adviser” exemption from registration thereunder in accordance with the 2010 Act.  If the relief requested hereunder is not granted, Partners may have to limit the dollar amount of third-party assets it manages in order to avoid having to register as an investment adviser with the Commission.  That result would be detrimental to the Company and its shareholders given that the amounts Partners receives for the provision of third-party investment management services reduce the payments that the Company is required to make to Partners under the Support Services Agreement and, as a result, decrease the Company’s operating expenses and improve its profitability.  In addition, such result would limit the Company’s ability to generate dividend income from Partners in excess of Partners’ expenses.

Permitting the Company to continue to own Partners once it becomes a registered investment adviser also will enable Partners to grow the assets it manages and increase its investment management fee income.  Such growth and increase in income would provide additional value to the Company and its shareholders in the manner set forth in the immediately preceding paragraph.

V.            DISCUSSION OF AUTHORITY

A.  Section 12(d)(3)

Section 12(d)(3) provides that:

[i]t shall be unlawful for any registered investment company and any company or companies controlled by such registered investment company to purchase or otherwise acquire any security issued by or any other interest in the business of any person who is a broker, a dealer, is engaged in the business of underwriting, or is either an investment adviser of an investment company or an investment adviser registered under title II of this Act, unless (A) such person is a corporation all the outstanding securities of which … are, or after such acquisition will be, owned by one or more registered investment companies; and (B) such person is primarily engaged in the business of underwriting and distributing securities issued by other persons, selling securities to customers, or any one or more of such or related activities, and the gross income of such person normally is derived principally from such business or related activities.

Section 60 provides that Section 12 shall apply to a BDC to the same extent as if it were a registered closed-end investment company.

The Company currently owns 100% of the equity interests in Partners.  However, it is not expected that Partners would also be a broker-dealer that is primarily engaged in the business of underwriting and distributing securities issued by other persons.(5)  As noted in a recent no-action letter,(6) the legislative history of Section 12(d)(3) supports the interpretation of the phrase “related

(5)  While neither the Commission nor its staff has ever identified the threshold level of activity an entity must meet to be “primarily engaged” in the business of underwriting and distributing securities issued by other persons, the Commission in the investment company status context has taken the position that “primarily engaged” means that the entity devotes at least 55% of its assets to a business and it derives at least 55% of its income from that business. See, e.g., Exemption from the Investment Company Act of 1940 for the Offer and Sale of Securities by Foreign Banks and Foreign Insurance Companies and Related Entities, Investment Company Act Release No. 17682 (Aug. 17, 1990) at fn. 33 (“In various contexts, the term ‘primarily engaged’ in a business has been taken to mean that at least 55% of a company’s assets are employed in, and 55% of a company’s income is derived from, that business.”).

(6)  ASA Limited, SEC No-Action (pub. avail. July 23, 2010).

activities” in Section 12(d)(3)(B) to include advisory services, which, if included, would permit a closed-end registered investment company and, therefore, a BDC, to own interests and invest additional capital in a registered investment adviser.  The ownership of Partners, at such point it becomes necessary for it to register as an investment adviser and if “related activities” is not interpreted to include advisory services, would thus cause the Company to be in violation of the provisions of Section 12(d)(3) unless the requested Order is issued.

Rule 12d3-1 provides certain limited relief from the restrictions of Section 12(d)(3).  In relevant part, Rule 12d3-1 provides that:

(a)           Notwithstanding section 12(d)(3) of the Act, a registered investment company, or any company or companies controlled by such registered investment company (“acquiring company”) may acquire any security issued by any person that, in its most recent fiscal year, derived 15 percent or less of its gross revenues from securities related activities unless the acquiring company would control such person after the acquisition.

(b)           Notwithstanding section 12(d)(3) of the Act, an acquiring company may acquire any security issued by a person that, in its most recent fiscal year, derived more than 15 percent of its gross revenues from securities related activities, provided that:

(1)           Immediately after the acquisition of any equity security, the acquiring company owns not more than five percent of the outstanding securities of that class of the issuer’s equity securities;

Since the Company expects that a significant portion of Partners’ gross revenues will be derived from “securities related activities” as defined in Rule 12d3-1, and since the Company will own a majority of the outstanding securities of Partners, an exemption pursuant to Rule 12d3-1(a) or (b) from the provisions of Section 12(d)(3) does not appear to be applicable.

As more fully set forth below, the Company believes that continuing to hold Partners is consistent with the purposes of the 1940 Act, including the protection of investors, and appropriate in the public interest.  In addition, the Commission has previously granted similar exemptive relief to registered closed-end investment management companies to allow those companies to establish wholly owned registered investment adviser subsidiaries.(7)

B.  Ownership of Partners is Consistent with the Purposes Fairly Intended by the 1940 Act’s Policies and Provisions

The Company’s ownership and control of Partners does not present the concerns against which Section 12(d)(3) was intended to safeguard, namely the entrepreneurial risks of securities-related businesses and conflicts of interest and reciprocal practices.  Legislative history suggests that the prohibitions set forth within Section 12(d)(3) were intended, in part, to protect investment companies from making what were considered at the time to be risky investments.(8)  Specifically, the limitations imposed by Section 12(d)(3) were intended to limit the risk of a registered investment company’s exposure to the “‘entrepreneurial risks,’ or general liabilities, that are peculiar to securities related businesses.”(9)  Much of this concern stemmed from the fact that, in 1940, when Section 12(d)(3) was adopted, most securities-related businesses were organized as privately held general partnerships.(10)  As a result, an investment in such a company would expose an investment company to the unlimited liabilities of a general partner.

(7)  See Broadstreet Investing Corporation, National Investors Corporation, Tri-Continental Corporation, Union Capital Fund, Inc. and Whitehall Fund, Inc., Investment Company Act Release Nos.7071 (notice) and 7177 (order);  General American Investors Company, Inc., Investment Company Act Release Nos. 11345 (Sept. 10, 1980) (notice) and 11396 (Oct. 10, 1980) (order) (by the Commission); PMC Capital, Inc., Investment Company Act Release Nos. 19823 (Oct. 29, 1993) (notice) and 19895 (Nov. 23, 1993) (order) (pursuant to delegated authority); and Baker, Fentress & Company, Investment Company Act Release Nos. 21890 (April 15, 1996) (notice) and 21949 (May 10, 1990) (order) (pursuant to delegated authority).

(8)  See In the Matter of Pacific Coast Mortgage Company, 22 S.E.C. 829, at p. 832 (May 23, 1946) (“Manifestly, the rational of Section 12(d)(3) which is obviously intended to prevent operating investment companies from engaging in diverse financial activities in conjunction with persons other than investment companies.”)

(9)  See Exemption of Acquisitions of Securities Issued by Persons Engaged in Securities-Related Businesses, Investment Company Act Release No. 19716 at 6 (Sept. 16, 1993). See Exemption of Acquisitions of Securities Issued by Persons Engaged in Securities Related Businesses, Investment Company Act Release No. 19204 (Jan. 4, 1993).

(10)  See Exemption of Acquisitions of Securities Issued by Persons Engaged in Securities Related Businesses, Investment Company Act Release No. 19204 (Jan. 4, 1993).

While the nascent securities-related business sector of the financial services industry of the 1930s may have been populated by companies that were viewed as risky investments because they were organized as private partnerships,(11) today’s financial services industry is subject to a much more robust body of regulation, which contributes to a more conservative risk profile for those companies that comprise the industry. Moreover, the risks presented by the form of organization of a securities-related business are no longer as germane as they were at the time of the adoption of Section 12(d)(3) because many formerly closely-held securities-related businesses have reorganized into corporate forms that are characterized by limited liability in an effort to raise capital through the public capital markets. Based on data collected from the Investment Adviser Registration Depository as of April 6, 2007, the vast majority (88.92%) of investment advisory firms were organized as either corporations or limited liability companies compared to a mere 4% of registered investment advisers that were organized as general partnerships.(12)

The Company’s shareholders are not exposed to the risk of unlimited liability associated with an interest in Partners because they are insulated by a layer of liability protection between Partners and the Company as Partners is organized as a separate entity and is structured as a limited liability company, not a partnership.  Therefore, the concerns behind Section 12(d)(3) of protecting investment companies from making what were considered at the time to be risky

(11)  See Exemption for Acquisition by Registered Investment Companies of Securities Issued by Persons Engaged Directly or Indirectly in Securities Related Businesses, Investment Company Act Release No. 13725, 49 Fed. Reg. 2912 (Jan. 24, 1984) (according to the release, in 1940 most securities-related businesses were organized as private partnerships and, thus, exposed investment company shareholders to the entrepreneurial risks associated with general partnership interests in those securities related businesses).

(12)  Evolution-Revolution: A Profile of the Investment Adviser Profession (July 2007) (50.5% of all registered investment advisers were organized as corporations and 38.39% were organized as limited liability companies).

investments is not present in the case at hand given the layer of liability protection between Partners and the Company.

Section 12(d)(3) was also intended to prevent potential conflicts of interest and reciprocal practices between investment companies and securities related businesses which might result in investment companies being organized, operated, managed, or their portfolio securities selected in the interests of brokers, dealers, underwriters, and investment advisers.(13) As with the 1940 Act in general, Section 12(d)(3) was an attempt by the Commission to prevent situations in which brokers, securities dealers and other financial intermediaries were in a position to dominate investment companies.  The Commission provided examples of such situations in the Report on the Study of Investment Trusts and Investment Companies (the “Investment Trust Study”).(14)  For example, the Commission was concerned that investment company sponsors, such as investment banks, were using affiliated investment companies as a receptacle for illiquid and distressed securities.(15)  It was also concerned that investment banks were using the investment companies to acquire securities that were subject to the investment banks’ underwriting endeavors in an effort to increase the banks’ underwriting capacity.(16)  Another problematic practice that is sometimes discussed in conjunction with the concerns Section 12(d)(3) was intended to address what is commonly referred to as “propping.”  Propping occurred where a securities related business was in a position to exercise control and influence over an investment company and took advantage of this position to advance its own pecuniary interests by forcing the investment company to purchase or otherwise acquire the outstanding securities of the

(13)  15 U.S.C. § 80a-1(b)(2) (1940).

(14)  H.R. Doc. No. 707, 75th Cong., 3d Sess. (1938)

(15)  Id. part I, at 76-77.

(16)  Id.

affiliated securities related business, regardless of the value to the investment company, in an effort to “prop” up the value of the affiliate’s stock.  As discussed in the Investment Trust Study, bank sponsored investment companies were particularly susceptible to propping.(17)

As early as 1964, however, the Commission recognized that the operation of Section 12(d)(3) was counterproductive under certain circumstances and unduly limited the investment options of investment companies.(18)  As operating companies and other non-securities related businesses acquired securities firms with more regularity in the early 1960s, it became clear that the literal application of Section 12(d)(3) was harming investment companies and denying their shareholders investment opportunities by preventing them from investing in large operating companies such as General Electric, Sears, Roebuck, and General Motors, which owned or controlled financial intermediaries such as broker-dealers, investment advisers, underwriters, and insurance companies.(19)

As discussed previously, the Company owns 100% of the equity interests in Partners and, as a result, exercises total control over the strategic direction of Partners, including the power to control the policies that affect the Company and to protect the Company from potential conflicts of interest and reciprocal practices.  In this regard, as a condition to the Company’s requested relief, the Company will agree not to dispose of the equity interests of Partners if, as a result, the Company would own, directly or indirectly, 50% or less of the outstanding voting equity

(17)  Id. part III, at 131 (“Following the market crash of October of 1929, the funds of the Chatham Phenix Allied Corporation were utilized to support the market price of the stock of Chatham Phenix National Bank & Trust Company.”).

(18)  See Adoption of Rule 12d-1 to Provide Conditional Exemption of Certain Purchases or Acquisitions of Securities from the Prohibitions of Section 12(d)(3) of the Investment Company Act of 1940, Investment Company Act Release No. 4044 (Sept. 4, 1964) (hereinafter “Release 4044”).

(19)  See id.

interests of Partners unless the Company disposes of 100% of its equity interest in Partners.  As a result, the Company will continue to be in a position to control Partners’ strategic direction and policies via the holding of at least a majority of the voting equity interests of Partners for so long as it holds any equity interest in Partners.

C.  The Commission Has Previously Granted Relief to Permit Registered Investment Companies to Own Significant Interests in Registered Investment Advisers

Particularly relevant to this request is the fact that the Commission has previously granted similar relief to permit internally managed, registered closed-end investment companies, which are functionally and structurally similar to BDCs, to establish wholly-owned registered investment adviser subsidiaries.(20)   Importantly, all but one of these involved the use by registered closed-end investment companies of wholly-owned registered investment adviser subsidiaries to provide investment advisory services to third-parties, rather than the provision of such investment advisory services by the registered closed-end investment companies, in order to maintain the registered closed-end investment companies’ RIC status.

Most recently, the Commission issued an order to Baker, Fentress & Company, et al. (“Baker Fentress”), a registered, internally managed closed-end fund and registered investment adviser, to permit it to purchase all of the stock of John A. Levin & Co., Inc. (“LEVCO”), a registered investment adviser.  Following the acquisition, the order further permitted LEVCO to, among other things, continue to operate and advise certain private investment companies structured

(20)  See Broadstreet Investing Corporation, National Investors Corporation, Tri-Continental Corporation, Union Capital Fund, Inc. and Whitehall Fund, Inc., Investment Company Act Release Nos.7071 (notice) and 7177 (order);  General American Investors Company, Inc., Investment Company Act Release Nos. 11345 (Sept. 10, 1980) (notice) and 11396 (Oct. 10, 1980) (order) (by the Commission); PMC Capital, Inc., Investment Company Act Release Nos. 19823 (Oct. 29, 1993) (notice) and 19895 (Nov. 23, 1993) (order) (pursuant to delegated authority); and Baker, Fentress & Company, Investment Company Act Release Nos. 21890 (April 15, 1996) (notice) and 21949 (May 10, 1990) (order) (pursuant to delegated authority).

as limited partnerships.  Baker Fentress sought to generate growth by increasing the assets under management, but was constrained by its RIC status and the requirement that 90% of its gross income constitute Good RIC Income.  Baker Fentress formed a wholly owned subsidiary to acquire LEVCO (with its established investment management business and its two wholly owned subsidiaries, one of which was a broker-dealer).  LEVCO was then merged into the wholly owned subsidiary and LEVCO’s registered investment adviser’s wholly owned subsidiaries became wholly owned subsidiaries of the newly formed Baker Fentress subsidiary, New LEVCO.

D.  Ownership of Partners is Consistent With the Protection of Investors

Partners is an integral aspect of the Company’s operations and employs all of the Company’s executive officers and other employees.  Such executive officers and other employees do not receive any additional compensation for servicing in dual capacities at the Company or Partners.   As a result, allowing the Company to continue to own Partners after it has registered as an adviser under the Advisers Act is not only consistent with the protection of investors, but it benefits the Company and its shareholders by ultimately increasing its gross revenues and net income in the manner noted above.  Moreover, if the relief requested is not granted, the Company and, thus, the Company’s shareholders, will likely suffer the harm of either losing the benefit of the sub-advisory relationship with BDCoA or potentially losing the benefit of the Company’s RIC status.

Partners will also not subject the Company’s shareholders to additional risks.  In addition, as discussed previously, the Company is legally and structurally insulated from liability in connection with Partners’ business.  Therefore, from the perspective of the Company’s shareholders, the Company’s direct or indirect ownership of Partners should be viewed no differently than the Company’s investment in a portfolio company.

Lastly, continuing to hold Partners is not inconsistent with the protection of the Company’s shareholders.  The Company’s shareholders’ regulatory protections are in no way compromised if Partners were to be registered under the Advisers Act. To the contrary, the Company’s shareholders benefit from the fact that Partners, like the Company, will be extensively regulated by the Commission.  The Company, as a BDC, is subject to the regulatory rigors of the 1940 Act and Partners, as a registered investment adviser, will be required to comply with the Advisers Act.

E.  Allowing the Company to Continue to Own Partners is Appropriate in the Public Interest

Section 6(c) of the 1940 Act provides in pertinent part that the Commission by rule, regulation or order may exempt any person or transaction or any class of persons or transactions from any provision of the 1940 Act if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

The Company believes that this request is both necessary and appropriate in the public interest and consistent with the protection of investors because its continued success as a BDC is furthered by increasing the amount and diversification of the assets under its management, while capitalizing on its niche skill set.  The Company further submits that Section 12(d)(3) should not prevent the Company’s shareholders from realizing the substantial benefits to be obtained through the Company’s continuing ownership of Partners.

F.  Conclusion

The Company believes that Partners’ registration as an investment adviser under the Advisers Act does not present the potential for the risks and abuses Section 12(d)(3) is intended to eliminate.  Moreover, the Company believes that the standards set forth in Section 6(c) have been met.  For the foregoing reasons, the Company respectfully requests that the Commission issue an order under Section 6(c) granting an exemption from the provisions of Section 12(d)(3) for the purpose of permitting the Company to continue to hold its equity interests of Partners as described in this Application on the basis that such ownership is in the best interests of the Company and its shareholders.

VI.           CONDITIONS

The Applicants agree that the Order of the Commission granting the requested relief shall be subject to the following conditions:

1.                                       The Company will not to dispose of the equity interests of Partners if, as a result, the Company would own, directly or indirectly, 50% or less of the outstanding voting equity interests of Partners unless the Company disposes of 100% of its equity interest in Partners.

2.                                       The Board will review at least annually the investment management business of the Company and Partners in order to determine whether the benefits derived by the Company warrant the continuation of the ownership by the Company of Partners and, if appropriate, will approve (by at least a majority of the directors of the Company who are not “interested persons” of the Company as defined by the 1940 Act) at least annually, such continuation.

3.                                       The Company will disclose in the reports and registration statement it files with the Commission an assessment of whatever risks, if any, are associated with owning a registered investment adviser.

VII.         AUTHORIZATION

All actions necessary to authorize the execution and filing of this Application under the Company’s charter and other previous exemptive relief have been taken, and the person signing and filing this Application is authorized to do so on behalf of the Company.

The verifications required by Rule 0-2(d) under the 1940 Act are attached to Exhibit A.  Resolutions, duly adopted by the Board and attached as Exhibit B, have authorized the Company’s officers to prepare, or cause to be prepared, and to execute and file with the commission this Application.  All requirements for the execution and filing of this Application and amendments thereto, in the name and on behalf of the Company, have been complied with and the individual who signed and filed this Application is duly authorized to do so.

MAIN STREET CAPITAL CORPORATION

By:	/s/ Vincent D. Foster
Vincent D. Foster
Chief Executive Officer

Exhibit A

VERIFICATION

STATE OF TEXAS	)
COUNTY OF HOUSTON	)

The undersigned says that he has duly executed the attached Application for and on behalf of Main Street Capital Corporation; that he is the Chief Executive Officer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Vincent D. Foster
	Name:	Vincent D. Foster
	Title:	Chief Executive Officer

Date:	December 30, 2010

Exhibit B

Resolutions of

Main Street Capital Corporation Board of Directors

WHEREAS, the Company owns 100% of the equity interests in Main Street Capital Partners, LLC (“Partners”); and

WHEREAS, the Board of Directors anticipates that Partners will be required to register as an investment adviser with the Securities and Exchange Commission (the “SEC” or the “Commission”); and

WHEREAS, the Board of Directors believes that the ability to continue to own Partners as it continues to grow is in the best interests of the Company and its shareholders; and

WHEREAS, the ownership of a registered investment adviser may require certain exemptive relief from certain provisions of the Investment Company Act of 1940 (the “1940 Act”), which relief must be obtained from the SEC; and

WHEREAS, the Board of Directors has reviewed the proposed application for an order of the Commission granting exemption from certain applicable provisions of the 1940 Act  to permit the Company to own a registered investment adviser (the “Exemptive Application”);

NOW, THEREFORE, BE IT RESOLVED, that the Chief Executive Officer, the Chief Financial Officer, the Chief Compliance Officer, any Senior Vice President, the Treasurer, any Assistant Treasurer, the Secretary and/or any Assistant Secretary (each an “Authorized Officer”) shall be, and each of them individually hereby is, authorized and empowered to execute in the name of the Company and file with the SEC the Exemptive Application, substantially in the form as has been submitted to and considered by each member of the Board of Directors, with such changes therein as the Authorized Officers executing the same may consider advisable or necessary; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized and directed to make, execute, deliver and file such Exemptive Application, including any attachments thereto, and any amendments thereto as such Authorized Officers in their discretion deem necessary or advisable in order to effectuate the foregoing resolutions; and

FURTHER RESOLVED, that all actions taken prior to the adoption of these resolutions by any Authorized Officer in connection with these matters referred to herein that would have been within the authority conferred hereby had these resolutions predated such actions be, and all such actions hereby are, confirmed, ratified and approved in all respects; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Authorized Officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.